PERSEVERANCE SHAREHOLDERS AND WARRANT HOLDERS
APPROVE NORTHGATE ACQUISITION PROPOSAL

VANCOUVER, January 18, 2008 – Northgate Minerals Corporation (TSX: NGX, AMEX: NXG) is pleased to announce that the common shareholders and warrant holders (referred to in Australia as ordinary shareholders and optionholders, respectively) of Perseverance Corporation Limited ("Perseverance") voted earlier today in favour of their respective Schemes of Arrangement (the "Schemes"), which will give effect to Northgate’s acquisition of Perseverance. These votes follow the previous approval received from Perseverance noteholders on December 17, 2007. Approval by the Supreme Court of Victoria of the Schemes is necessary before proceeding with the acquisition and a hearing is scheduled for February 1, 2008. Subject to that approval, implementation of the Schemes is scheduled to occur on February 18, 2008.

Ken Stowe, Northgate’s President and CEO, commented, "Today’s approval of the Schemes by the shareholders and warrant holders of Perseverance represents a watershed event in what has been a lengthy but ultimately rewarding process that will benefit shareholders and employees of both companies. Our integration plans for Perseverance are well advanced and both of our management teams are very excited about the bright future of the Fosterville and Stawell mines as part of the Northgate family. Once the transaction closes in mid-February, Northgate will emerge as an unhedged, multi-mine gold producer with a strong balance sheet, excellent cash flow and tremendous growth potential, with operations in stable, mining-friendly jurisdictions of Canada and Australia."

Further information about the proposed acquisition of Perseverance can be found in Northgate’s press release dated October 28, 2007.

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NORTHGATE MINERALS CORPORATION is a gold and copper mining company focused on operations and opportunities in the Americas and Australia. The Corporation's principal assets are the Kemess South mine in north-central British Columbia and the Young-Davidson property in northern Ontario. With the proposed acquisition of Perseverance Corporation Limited, the addition of two operating mines will create a leading multi-mine, mid-tier gold producer, with over 430,000 ounces of gold production in 2008. Northgate is listed on the Toronto Stock Exchange under the symbol NGX and on the American Stock Exchange under the symbol NXG.

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NOTE TO SECURITY HOLDERS:

This news release does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any of the securities of Northgate or Perseverance. Information about Perseverance is provided by Perseverance and Northgate has not verified its accuracy or completeness.

Subject to the terms and conditions set forth in the Merger Implementation Agreement relating to the proposed transaction, Perseverance intends to mail a scheme booklet (which will include an explanatory statement and independent expert's report) to its shareholders . Perseverance shareholders and other interested parties are strongly advised to read these documents, as well as any amendments and supplements to these documents, when they become available because they will contain important information.

FORWARD-LOOKING STATEMENTS:

This news release contains certain "forward-looking statements" and "forward-looking information" under applicable Canadian and U.S. securities laws. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," or "continue" or the negative thereof or variations thereon or similar terminology. Forward-looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies. Certain of the statements made herein, including any information as to the timing and completion of the proposed transaction, the potential benefits thereof, the future activities of and developments related to Perseverance and Northgate prior to the proposed transaction and the combined company after the proposed transaction, market position, and future financial or operating performance of Northgate or Perseverance, are forward-looking and subject to important risk factors and uncertainties, many of which are beyond the corporations’ ability to control or predict. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, among others: gold price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; costs of production, capital expenditures, costs and timing of construction and the development of new deposits, success of exploration activities and permitting time lines; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in any of the countries in which either corporation does or may carry out business in the future; risks of sovereign investment; the speculative nature of gold exploration, development and mining, including the risks of obtaining necessary licenses and permits; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance, to cover these risks), as well as the factors described or referred to in the section entitled "Risk Factors" in Northgate’s Annual Information Form for the year ended December 31, 2006 or under the heading "Risks and Uncertainties" in Northgate’s 2006 annual report, both of which are available on SEDAR at www.sedar.com, and which should be reviewed in conjunction with this document. Accordingly, readers should not place undue reliance on forward-looking statements. Neither corporation undertakes any obligation to update publicly or release any revisions to forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

For further information about Northgate, please visit www.northgateminerals.com. For further information about Perseverance, please visit www.perseverance.com.au.

For further information, please contact:

Ms. Keren R. Yun
Manager, Investor Relations
416-216-2781
kyun@northgateminerals.com

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